UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for:	October 21, 2016

Item A.2	CIK Number of registrant:	0000855630

Item A.3	EDGAR Series Identifier:	S000011834

Item A.4	Securities Act File Number:	033-31205

Part B: Default or event of insolvency of portfolio security issuer

Not applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support:	Non-shareholder capital contribution

Item C.2	Person providing support:	GE Asset Management Incorporated

Item C.3	Brief description of relationship between the person providing support and the fund:	GE Asset Management Incorporated is the former investment adviser to the Elfun Government Money Market Fund (the “Fund”).

Item C.4	Date support provided:	October 20, 2016

Item C.5	Amount of support:	$384,504.16

Item C.6	Security supported:	Not applicable

Item C.7	Value of security supported on date support was initiated:	Not applicable

Item C.8	Brief description of reason for support:	The voluntary non-shareholder capital contribution was made to restore the Fund’s mark-to-market net asset value to $1.00 per unit measured as of October 20, 2016, and to address a prior year distribution matter.

Item C.9	Term of support:	One time

Item C.10	Brief description of any contractual restrictions relating to support:	None

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable

Part E: Imposition of liquidity Fee

Not applicable

Part F: Suspension of fund redemptions

Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable

Part H: Optional disclosure

Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Elfun Government Money Market Fund

/s/ Bruce Rosenberg

Bruce Rosenberg Treasurer

Date:	October 21, 2016